UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

                                            GEORESOURCES, INC.

(Name of Issuer)

                                                                 Common Stock, par value $0.01

(Title of Class of Securities)

                                          372476  10  1

(CUSIP Number)

                                     April 17, 2007

(Date of Event which Requires Filing of this Statement)

Collis P. Chandler, III

Chandler Energy, LLC

475 17th Street, Suite 1210

Denver, Colorado 80202

Telephone: (303) 297-2028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 372476 10 1	Page 2

1	NAME OF REPORTING PERSONS Collis P. Chandler, III S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Exchange of limited liability company membership interests
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,595,711
		8	SHARED VOTING POWER 50,000
		9	SOLE DISPOSITIVE POWER 1,595,711
		10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 372476 10 1	Page 3

1	NAME OF REPORTING PERSONS Chandler Energy, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Exchange of limited liability company membership interests
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,595,711
		8	SHARED VOTING POWER 50,000
		9	SOLE DISPOSITIVE POWER 1,595,711
		10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* PN (limited liability company)

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CUSIP No. 372476 10 1	Page 4

 Item 1. Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.01 par value (the “Common Stock”), of GeoResources, Inc., a Colorado corporation (the “Issuer”). The principal executive office of the Issuer is 110 Cypress Station Drive, Suite 220, Houston, Texas  77090.

Item 2. Identity and Background

This statement is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Collis P. Chandler, III, an individual, and Chandler Energy, LLC (“CEL”), a Colorado limited liability company.  The principal purpose of CEL is to be an investment entity for Mr. Chandler.  Mr. Chandler owns 100% of CEL and is its President (Manager of the LLC).

The principal business address of Collis P. Chandler and CEL is 475 17th Street, Suite 1210, Denver, Colorado 80202.  In addition to being the owner of 100% of CEL, on April 17, 2007, Mr. Chandler, as his present principal occupation and employment, became the Executive Vice President and Chief Operating Officer, Northern Region, and a director of the Issuer.

Neither Mr. Chandler nor CEL has been convicted in a criminal proceeding in the last five years.  Mr. Chandler is a citizen of the United States.  CEL is a Colorado limited liability company.

During the last five years, neither Mr. Chandler nor CEL has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 17, 2007, transactions contemplated by a Merger Agreement, dated September 14, 2006 and amended on February 16, 2007, were completed, in which Southern Bay Oil & Gas, L.P. (“Southern Bay”) and PICA Energy, LLC, a wholly-owned subsidiary of CEL (“PICA”), were each respectively merged with two subsidiaries of the Issuer (the “Mergers”), which were formed for that purpose.  The Merger Agreement provided in substance for the mergers of the business of Southern Bay and CEL, each of which was an independent oil and gas exploration and development company, into these two subsidiaries.  To accomplish the merger of CEL’s business, CEL transferred all but a small portion of its business and assets to PICA on April 17, 2007, and PICA was immediately merged into the Issuer’s wholly-owned subsidiary, Chandler Acquisition, LLC.

In the Mergers, the Issuer issued a total of 1,645,771 shares of Common Stock to CEL, consisting of  (a) 31,329 shares to CEL as a limited partner of Southern Bay, in exchange for 100% of CEL’s limited partnership interests in Southern Bay, and (b) 1,614,382 shares to CEL in exchange for 100% of CEL’s membership interests of PICA.  Of these 1,645,771 shares, 50,000 shares were granted to four CEL employees.

Item 4. Purpose of the Transaction

The purpose of the transactions discussed in Item 3 above was to complete the Mergers.  The Mergers resulted in a change of control of the Issuer, and its board of directors and executive officers now include Mr. Chandler and several persons appointed by Southern Bay.  Other than the transactions discussed above, the reporting persons are not aware of any plans, or proposals or arrangements which may, at a future date, result in a change of control of the Issuer or any actions described in Item 4 of Schedule 13D.

CUSIP No. 372476 10 1	Page 5

Item 5. Interest in Securities of the Issuer

The number of shares of Common Stock of the Issuer issued to CEL in its name in the Mergers was 1,595,711, or 10.9% of the issued and outstanding stock of the Issuer at the conclusion of the Mergers on April 17, 2007.  Because Mr. Chandler owns 100% of CEL, he may be deemed the beneficial owner of all of such shares.  In addition, in connection with the Mergers, on April 17, 2007 four employees of CEL received a total of 50,000 shares of Common Stock, amounting to an additional 0.3% of the issued and outstanding shares of the Common Stock, as merger consideration.  Of these 50,000 shares, 25,000 are subject to additional vesting requirements and may be reallocated by CEL to CEL employees, including Mr. Chandler, in the event the shares do not vest.  The four employees of CEL entered into a Stock Grant and Shareholder Agreement (the “Shareholder Agreement”) among themselves and CEL.  Pursuant to the Shareholder Agreement, the employees agreed to vote their shares in accordance with the directions of CEL until December 31, 2009.  The four employees have the right to sell the 25,000 shares in the aggregate that are fully vested but do not have the right to sell the 25,000 shares that are not fully vested.  Therefore, Mr. Chandler and CEL each beneficially own the shares subject to the Shareholder Agreement by virtue of their ability to vote the shares held by the four CEL employees, or, in total, 11.3% of the issued and outstanding Common Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Shareholder Agreement discussed in Item 5 above, CEL entered into an agreement with Morrison Enterprises LLC (“Morrison”), under which Morrison agreed to extinguish a $2,000,000 principal note due from CEL in exchange for 250,000 shares of the Issuer’s Common Stock that otherwise would have been issued to CEL on April 17.  In addition, CEL has agreed that, if the daily Nasdaq closing price of the Common Stock is not at least $8.00 for any period of 20 consecutive trading days from April 17 through December 31, 2007, then CEL will, on or before January 31, 2008, assign to Morrison additional shares of the Issuer’s Common Stock according to the formula of 2,000,000/X minus 250,000, where X equals the average of the highest 20 consecutive trading days of Nasdaq quoted stock price during the period from April 17 to December 31, 2007.  Other than the foregoing, the reporting persons are not aware of any contracts, agreements, understandings or relationships between them and any other persons with respect to the Common Stock of the Issuer.

Item 7.      Material to be filed as Exhibits

The following exhibits are filed herewith:

Exhibit 10.1  Stock Grant and Shareholder Agreement*

Exhibit 10.2  Agreement to Exchange – Morrison Enterprises LLC*

Exhibit 10.3  Agreement and Plan of Merger among GeoResources, Inc.; Southern Bay Energy Acquisition, LLC; Chandler Acquisition, LLC; Southern Bay Oil & Gas, L.P.; Chandler Energy, LLC; and PICA Energy, LLC dated September 14, 2006 and as amended February 16, 2007(1)

Exhibit 99.1    Joint Filing Agreement and Power of Attorney*

_________________

*Filed herewith

(1) Filed as Annex A to the Issuer’s definitive proxy statement dated February 23, 2007, filed with the Commission on February 23, 2007 and incorporated herein by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2007

COLLIS P. CHANDLER, III

By:	/s/ Collis P. Chandler, III

CHANDLER ENERGY, LLC

By:	/s/ Collis P. Chandler, III
Name: Collis P. Chandler, III
Title: President